SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                 AutoInfo, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   052777109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Kenneth S. Rose, Esq.
                       Morse, Zelnick, Rose & Lander LLP
                          405 Park Avenue, Suite 1401
                              New York, NY 10022
                                 (212)838-5030
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   01/06/2006
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 052777109
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Wachtel, Harry M.
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).


--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        6,510,000 (1)

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        5,202,658

    (10) Shared dispositive power:
         0

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     6,510,000 (1)
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     20.6% (2)
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

----------
(1) Includes 1,307,342 shares of Common Stock over which the Reporting Person has sole voting power, but no dispositive power. The Reporting Person disclaims beneficial ownership of such shares.

(2)     See response to Item 5, below.

Page 2 of 4 Pages

Item 1. Security and Issuer.

           N/A

Item 2. Identity and Background.

          (a) N/A

          (b) N/A

          (c) N/A

          (d) N/A

          (e) N/A

          (f) N/A

Item 3. Source and Amount of Funds or Other Consideration.

           N/A

Item 4. Purpose of Transaction.

           N/A

Item 5. Interest in Securities of the Issuer.

          (a) The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person is 6,510,000 which includes (i) 5,202,658 shares of Common Stock for which the Reporting Person has sole voting and dispositive power, and (ii) 1,307,342 shares of Common Stock for which the Reporting Person has sole voting power. The 6,510,000 shares represent approximately 20.6% of the outstanding shares of Common Stock of the Company. The 5,202,658 shares of Common Stock for which the Reporting Person has sole voting and dispositive power represent approximately 16.5% of the outstanding shares of Common Stock of the Company. The aggregate percentages of outstanding shares of Common Stock beneficially owned by the Reporting
              Person are based upon the aggregate of 31,623,856 outstanding shares of Common Stock of the Company as reported in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005.

          (b) The Reporting Person has sole voting and dispositive power with respect to 5,202,658 shares of Common Stock of the Company. The Reporting Person has sole power to vote or to direct the vote of 900,000 shares of Common Stock as a result of an irrevocable proxy granted to him by Mark Weiss, a director of the Company ("Weiss"). The Reporting Person also has sole power to vote or to direct the vote of 407,342 shares of Common Stock as a result of an irrevocable proxy granted to him by William Wunderlich, the Chief Financial Officer of the Company ("Wunderlich"). The irrevocable proxies were granted to the Reporting Person, as of June 1, 2001, in connection with the consummation of the sale of shares of Common Stock to such persons. The Reporting Person does not have or share dispositive power with respect to the shares of Common Stock transferred to Weiss or Wunderlich. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of the 1,307,342 shares transferred to Weiss and Wunderlich because the Reporting Person has been granted the sole voting power with respect to such shares. The Reporting Person disclaims beneficial ownership of the 1,307,342 shares of Common Stock transferred to Weiss and Wunderlich.

          (c) As as January 5, 2006, the Reporting Person sold 797,342 of his shares of Common Stock of the Company for $0.54 per share in a arms-length transaction.

          (d) Not applicable

          (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           In June 2001, the Reporting Person was granted an irrevocable proxy by each of Weiss and Wunderlich for an aggregate of 1,750,000 shares of Common Stock. Each irrevocable proxy was coupled with an interest and gives the Reporting Person the sole power to exercise all voting rights of the stockholders with respect to such shares (including, without limitation, the power to execute and deliver written consents), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting or otherwise act with respect to such shares as fully, to the same extent and with the same effect as the stockholders might or could do under any applicable laws or regulations governing the rights and powers of stockholders of a Delaware corporation until December 31, 2006. As of January 6, 2006, the irrevocable proxies with respect to 442,658 of these shares have been terminated and leaving the Reporting Person with irrevocable proxies covering the remaining 1,307,342 shares.

           Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

           N/A

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 01/09/2006                      /s/ Harry M. Wachtel
                                      Name:  Harry M. Wachtel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages